FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

February 16, 2012

FOR IMMEDIATE RELEASE

Investor Contact: Mark Warren (205) 298-3220

Media Contact: David Donaldson (205) 298-3220

VULCAN ANNOUNCES SIGNIFICANT EARNINGS IMPROVEMENT IN THE FOURTH QUARTER OF 2011 AND 2012 VALUE ENHANCEMENT INITIATIVES

Announces $100 Million of Profit Enhancements
and Planned Asset Sales for Net Proceeds of $500 Million: Initiatives to Enable Accelerated Earnings, Dividend Growth, and Deleveraging

Birmingham, Alabama – February 16, 2012 – Vulcan Materials Company (NYSE:VMC), the nation’s largest producer of construction aggregates, today announced significantly improved results for the fourth quarter ended December 31, 2011, and provided details on initiatives to generate higher levels of earnings and cash flow that will strengthen its credit profile and provide Vulcan’s Board of Directors with flexibility to restore a competitive dividend.

Announcement Highlights

•	Fourth quarter EBITDA, excluding restructuring charges and expenses related to the unsolicited Martin Marietta exchange offer, increased 50 percent from the prior year due primarily to higher aggregates earnings and a 10 percent reduction in overhead costs.
•	Earnings from continuing operations were a loss of $0.20 per share in the fourth quarter of 2011 as compared to a loss of $0.36 per share in the fourth quarter of 2010. Fourth quarter 2011 results include $0.05 per share related to organizational restructuring costs and $0.01 per share related to the unsolicited exchange offer by Martin Marietta Materials. Excluding these charges, fourth quarter 2011 results were a loss of $0.14 per share as compared to a loss of $0.36 per share in the prior year.
•	Full year earnings from continuing operations were a loss of $0.58 per share as compared to a loss of $0.80 per share in 2010. Full year 2011 results include charges of $0.06 per share and $0.01 per share, respectively, relating to restructuring and the unsolicited exchange offer.
•	The Company substantially completed its restructuring and cost savings actions announced in 2011, reducing annual run-rate overhead expenses by $55 million.
•	Vulcan is today announcing a two-part initiative to accelerate earnings growth and improve the Company’s credit profile:
o	A Profit Enhancement Plan that includes cost reductions and other earnings enhancements of $100 million. The run-rate earnings effect is expected to be achieved within the next 18 months as the Company fully leverages its streamlined management structure and substantially completed ERP and Shared Services platforms. These profit enhancements are in addition to the actions announced in 2011, which produced $55 million in run-rate overhead savings as cited above.

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o	Planned Asset Sales with net proceeds of approximately $500 million from the sale of non-core assets over the next 12 to 18 months. The net proceeds of these sales, together with the increased earnings resulting from the Profit Enhancement Plan, will be used to reduce debt and strengthen Vulcan’s balance sheet and credit profile. The intended asset sales are consistent with Vulcan’s strategic focus on building leading aggregates reserve positions in markets with above-average long-term demand growth.
•	Vulcan expects full year EBITDA in 2012 of approximately $500 million, including $25 million from the Profit Enhancement Plan and excluding impacts from the Planned Asset Sales and costs associated with the unsolicited exchange offer.

Don James, Chairman and Chief Executive Officer, stated, “EBITDA increased strongly in the fourth quarter of 2011. In particular, our Aggregates segment performed very well, with increased volumes and pricing, as well as lower unit cost of sales, even with substantial increases in energy costs. We achieved higher productivity and improved our industry-leading safety performance. Overall, we benefited from our ongoing cost reduction initiatives, as reflected in the 10 percent decrease in total Selling, Administrative and General (SAG) expense in the fourth quarter. Our focus on improving product line earnings through price and cost leadership, and the execution of the Profit Enhancement Plan we are announcing today, position us for stronger performance in 2012.”

Fourth Quarter and Full Year 2011 Results Summary

•	Gross profit in the fourth quarter increased $24 million (+47 percent) and gross profit margins improved 360 basis points due primarily to higher aggregates earnings.
o	Gross profit from aggregates sales increased $22 million (+37 percent), on a net sales increase of $16 million (+4 percent), reflecting higher pricing and shipments, as well as improved productivity.
o	Gross profit from non-aggregates segments improved by $2 million.
•	Fourth quarter SAG expenses were $8 million lower (10 percent) than in the prior year, and $38 million lower (11 percent) for the full year.
•	Fourth quarter and full year results include charges for restructuring of $10 million and $13 million, respectively. In addition, the fourth quarter includes $2 million of expenses related to the unsolicited exchange offer from Martin Marietta.
•	Excluding the above-mentioned items, fourth quarter EBITDA of $97 million was significantly ahead of 2010’s $65 million.
•	All key labor and energy efficiency metrics for Aggregates improved for the quarter and the full year from the prior year, and helped offset increases in the unit cost of diesel fuel (a 25 percent increase for the quarter and 35 percent increase for the full year) .
•	Full year EBITDA was $425 million, including $87 million related to gains from the sale of non-strategic assets and a legal settlement, and $15 million in expenses related to restructuring and the exchange offer.
•	On February 15, 2012, Vulcan’s Board of Directors declared a quarterly dividend of $0.01, payable on March 12, 2012 to shareholders of record on February 27, 2012.

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Commentary on 4Q 2011 Segment Results

Fourth quarter Aggregates segment net sales increased $16 million (+4 percent) and gross profit increased $22 million (+37 percent) from the prior year. Higher pricing and shipments coupled with lower unit cost of sales led to a sharp increase in Aggregates gross profit margin. Last year’s fourth quarter included $7 million of certain charges. Aggregates shipments increased 3 percent from the prior year. Aggregates shipments in California and the Mid-Atlantic region showed relative strength and were up 40 percent and 19 percent, respectively, from the prior year. These increases were due mainly to large infrastructure project work, primarily highways, and to favorable weather conditions. The average sales price for aggregates increased 1 percent from the prior year due to improvements in a number of markets, particularly Florida, Tennessee, Texas and Virginia. All key labor productivity and energy efficiency metrics improved from the prior year and helped offset a 25 percent increase in the unit cost for diesel fuel.

Asphalt Mix segment gross profit was $5 million versus $8 million in the prior year, due principally to higher liquid asphalt costs. The average sales price for asphalt mix increased approximately 9 percent, offsetting most of the earnings effect of a 16 percent increase in liquid asphalt cost. Asphalt mix volume decreased 1 percent from the prior year.

For the fourth quarter of 2011, Concrete segment gross profit improved $2 million to a loss of $11 million versus a loss of $13 million in the prior year. Ready-mixed concrete volumes were flat compared to the prior year. The average sales price increased 5 percent from the prior year, contributing to improved unit materials margin. Cement segment gross profit was $1 million, an improvement of $2 million from the prior year, due to increased volumes and lower operating costs.

Completion of Previously Announced Restructuring

Vulcan has substantially completed the restructuring initiatives that were approved and announced in the fourth quarter of 2011, prior to the unsolicited exchange offer from Martin Marietta. This restructuring plan included the consolidation of eight divisions into four regions, the streamlining of support functions, and the reduction of related positions and overhead costs. This restructuring and other actions completed earlier in 2011 have resulted in annualized overhead cost savings of over $55 million.

Profit Enhancement Plan

Vulcan announced today that it is taking additional actions to improve its profitability at current volumes, as measured by EBITDA, by $100 million annually. Of this, $25 million is expected to be achieved in 2012, $75 million in 2013, and the full $100 million in 2014. These enhancements will be in addition to the $55 million in run-rate overhead reductions already achieved.

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The timing of the Profit Enhancement Plan was driven by several important catalysts. Since initiating the project in 2007, Vulcan has invested $62 million in expense and capital to implement its new ERP and Shared Services platforms. This investment will be substantially completed in 2012, and Vulcan is now beginning to reap the benefits. These platforms are helping to streamline processes enterprise-wide and standardize administrative and support functions while providing enhanced flexibility to monitor and control costs. These new platforms enabled Vulcan to undertake the restructuring initiatives in 2011 and the development of the Profit Enhancement Plan. The Company’s consolidated management structure will enable Vulcan to implement best practices across the organization efficiently. This initiative has been led by Danny Shepherd, who was promoted to Executive Vice President, Construction Materials in January 2011. In addition, as previously announced in October 2011, John McPherson joined the Company as Senior Vice President, Strategy and Business Development. Mr. McPherson has over 15 years of experience with realigning and restructuring corporate organizations and cost structures, including the sale of non-core assets. Together, Mr. McPherson and Mr. Shepherd will drive the execution of the Profit Enhancement Plan.

The $100 million includes $75 million in cost savings and other profit enhancements -- achieved in part by leveraging Vulcan’s already robust procurement practices to capture significant incremental savings in production, technology and other capital spending, transportation and logistics. The Profit Enhancement Plan also includes $25 million from improved efficiency and effectiveness of support functions, driven by the further consolidation, standardization and simplification of workflows; fully leveraging Vulcan’s Shared Services structure; and retiring legacy IT systems.

Taken together these actions will improve Vulcan’s profitability at current volumes and further enhance the Company’s already strong operating leverage. As a result of its cost actions and continued price leadership, Vulcan estimates that the Company will be able to generate EBITDA equal to historical peak levels at volumes 25 percent lower than the historical peak.

Planned Asset Sales

Vulcan also announced that it expects to generate net proceeds of approximately $500 million from the sale of assets over the next 12 to 18 months. These planned asset sales will be made from a broad portfolio of assets that are not central to the Company’s strategy as the leading aggregates producer in the fastest-growing regions and urban markets of the United States. This asset portfolio includes select concrete and cement operations, select aggregates assets, and surplus real estate. Vulcan may divest assets either in whole or in part, and the Company remains committed to maximizing the value of any assets sold.

This asset sales program, which is also being led by John McPherson and Danny Shepherd, continues Vulcan’s active management of its business portfolio and capital allocation. The most immediate benefit to shareholders will be an improved credit profile resulting from reduced debt levels. Importantly, these actions will also enhance the Company’s longer-term earnings growth profile, margins, and return on capital employed. The Company has recently completed several strategic actions of this type including the sale of the Company’s quarries in northern Indiana, the divestiture of ready-mixed concrete assets in Arizona, certain asset swaps closed in 2011 that allowed the Company to improve its asset portfolio, and the sale of surplus real estate in California.

2012 Outlook

Vulcan expects that full year 2012 segment earnings in each product line will improve versus the prior year due to higher pricing, modest growth in volumes and lower costs. Total aggregates shipments are expected to increase approximately 1 to 2 percent, while same-store aggregates volume is expected to increase by 2 to 3 percent. Aggregates freight-adjusted pricing is expected to increase by 2 to 4 percent. In addition, Aggregates costs should be lower than in 2011 due to improved productivity, restructuring of overhead support functions and the Profit Enhancement Plan. As a result, Aggregates segment earnings are expected to improve substantially from 2011. Asphalt Mix segment earnings are expected to increase due to higher pricing and modest growth in volumes. Ready-mixed concrete pricing should continue to improve and shipments should approximate the prior year, contributing to an improvement in gross profit. Cement earnings should approach break-even levels in 2012. Energy costs, specifically unit costs for diesel fuel and liquid asphalt, are expected to approximate 2011 levels.

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Full year 2012 SAG costs are expected to be approximately $270 million. Vulcan anticipates 2012 EBITDA of approximately $500 million, including $25 million due to the Profit Enhancement Plan, and excluding impacts from Planned Asset Sales and costs associated with the unsolicited exchange offer. Capital spending in 2012 should be approximately $100 million.

Vulcan has a long record of paying competitive dividends, and the actions announced today will provide Vulcan’s Board of Directors flexibility in increasing the Company’s dividend payments. Vulcan’s Board of Directors intends to restore a competitive dividend as rapidly as possible and along with management, is taking the actions necessary to do so.

“Our outlook for earnings growth in 2012 is supported by improved pricing and aggressive cost control,” said Mr. James. “For now, we are maintaining a conservative view of near-term demand growth. We expect relatively stable public spending on highway projects, specifically road-related construction, some improvement in private nonresidential building construction and continued strong growth in multi-family housing. We remain intensely focused on delivering value and accelerating our profit growth by further improving our operating leverage, reducing overhead costs, strengthening our credit profile, and restoring a meaningful dividend.”

Conference Call

Vulcan will host a conference call at 10:00 a.m. CDT on February 16, 2012. Investors and other interested parties in the U.S. may access the teleconference live by calling 866-783-2138 approximately 10 minutes before the scheduled start. International participants can dial 857-350-1597. The access code is 54805024. A live webcast and accompanying slides will be available via the Internet through Vulcan's home page at www.vulcanmaterials.com. The conference call will be recorded and available for replay approximately two hours after the call through February 23, 2012.

Vulcan Materials Company, a member of the S&P 500 Index, is the nation's largest producer of construction aggregates, a major producer of asphalt mix and concrete and a leading producer of cement in Florida.

ADDITIONAL INFORMATION

This document does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval.  In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation (Martin Marietta), Vulcan Materials Company (Vulcan) has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (SEC).  INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.  Copies of the Solicitation/Recommendation Statement, any amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta’s unsolicited offer will also be available for free under the “Investor Relations” tab of Vulcan’s corporate website, www.vulcanmaterials.com.

Page 6 February 16, 2012 FOR IMMEDIATE RELEASE

ADDITIONAL INFORMATION ABOUT POTENTIAL PARTICIPANTS

In addition, Vulcan intends to file a proxy statement with the SEC with respect to the 2012 Annual Meeting of Stockholders.  Any definitive proxy statement will be mailed to stockholders of Vulcan.  Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting.

INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ ANY SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at www.sec.gov.

Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Vulcan’s 2012 Annual Meeting.  Information regarding the direct and indirect beneficial ownership of Vulcan’s directors and executive officers in Vulcan’s securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011, and its Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ended September 30, 2011, filed on May 6, 2011, August 4, 2011 and November 4, 2011, respectively.  Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9.  Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge under the “Investor Relations” tab of our corporate website at www.vulcanmaterials.com.

Page 7 February 16, 2012 FOR IMMEDIATE RELEASE

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain matters discussed in this release, including expectations regarding future performance, contain forward-looking statements.  Statements that are not historical fact, including statements about Vulcan’s beliefs and expectations, are forward-looking statements.  Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings (including EBITDA and other measures), dividend policy, shipment volumes, pricing, levels of capital expenditures, intended cost reductions and cost savings, anticipated profit improvements and/or planned divestitures and asset sales. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may” or similar expressions elsewhere in this document.  These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC.  Forward-looking statements are not guarantees of future performance and actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan's business, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks that Vulcan’s intentions, plans and results with respect to cost reductions, profit enhancements and asset sales, as well as streamlining and other strategic actions adopted by Vulcan, will not be able to be realized to the desired degree or within the desired time period and that the results thereof will differ from those anticipated or desired; uncertainties as to the timing and valuations that may be realized or attainable with respect to intended asset sales; future events relating to Martin Marietta's unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on Vulcan's industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan's products; incurred and potential costs associated with Martin Marietta’s unsolicited takeover attempt and proxy contest; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan's below investment grade debt rating on Vulcan's cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan's ability to secure and permit aggregates reserves in strategically located areas; Vulcan's ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definition of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.  Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law.

Vulcan Materials Company
and Subsidiary Companies

	(Amounts and shares in thousands,
	except per share data)

	Three Months Ended		Twelve Months Ended
Consolidated Statements of Earnings	December 31		December 31
(Condensed and unaudited)	2011	2010	2011	2010

Net sales	$578,189	$548,831	$2,406,909	$2,405,916
Delivery revenues	36,437	37,412	157,641	152,946
Total revenues	614,626	586,243	2,564,550	2,558,862

Cost of goods sold	503,834	498,082	2,123,040	2,105,190
Delivery costs	36,437	37,412	157,641	152,946
Cost of revenues	540,271	535,494	2,280,681	2,258,136

Gross profit	74,355	50,749	283,869	300,726
Selling, administrative and general expenses	71,702	80,106	289,993	327,537
Gain on sale of property, plant & equipment
and businesses, net	2,922	9,092	47,752	59,302
Recovery from (charge for) legal settlement	-	-	46,404	(40,000)
Restructuring charges	(9,994)	-	(12,971)	-
Exchange offer evaluation costs	(2,227)	-	(2,227)	-
Other operating income (expense), net	1,118	(9,148)	(9,390)	(7,031)
Operating earnings (loss)	(5,528)	(29,413)	63,444	(14,540)

Other nonoperating income (expense), net	2,386	1,295	2	3,074
Interest expense, net	53,346	46,199	217,184	180,740
Loss from continuing operations
before income taxes	(56,488)	(74,317)	(153,738)	(192,206)
Benefit from income taxes	(30,545)	(28,172)	(78,483)	(89,663)
Loss from continuing operations	(25,943)	(46,145)	(75,255)	(102,543)
Earnings (loss) on discontinued operations, net of tax	(1,921)	(852)	4,477	6,053
Net loss	$(27,864)	$(46,997)	$(70,778)	$(96,490)
Basic earnings (loss) per share:
Continuing operations	$(0.20)	$(0.36)	$(0.58)	$(0.80)
Discontinued operations	(0.02)	(0.01)	0.03	0.05
Net loss per share	$(0.22)	$(0.37)	$(0.55)	$(0.75)

Diluted earnings (loss) per share:
Continuing operations	$(0.20)	$(0.36)	$(0.58)	$(0.80)
Discontinued operations	(0.02)	(0.01)	0.03	0.05
Net loss per share	$(0.22)	$(0.37)	$(0.55)	$(0.75)

Weighted-average common shares
outstanding:
Basic	129,502	128,673	129,381	128,050
Assuming dilution	129,502	128,673	129,381	128,050
Cash dividends declared per share
of common stock	$0.01	$0.25	$0.76	$1.00
Depreciation, depletion, accretion and
amortization	$88,048	$92,919	$361,719	$382,093
Effective tax rate from continuing operations	54.1%	37.9%	51.0%	46.6%

Vulcan Materials Company
and Subsidiary Companies

	(Amounts in thousands, except per share data)

Consolidated Balance Sheets	December 31	December 31
(Condensed and unaudited)	2011	2010 (a)

Assets
Cash and cash equivalents	$155,839	$47,541
Restricted cash	81	547
Accounts and notes receivable:
Accounts and notes receivable, gross	319,700	325,303
Less: Allowance for doubtful accounts	(6,498)	(7,505)
Accounts and notes receivable, net	313,202	317,798
Inventories:
Finished products	260,732	254,840
Raw materials	23,819	22,222
Products in process	4,198	6,036
Operating supplies and other	38,908	36,747
Inventories	327,657	319,845
Current deferred income taxes	43,032	54,704
Prepaid expenses	21,598	20,109
Assets held for sale	-	13,207
Total current assets	861,409	773,751
Investments and long-term receivables	29,004	37,386
Property, plant & equipment:
Property, plant & equipment, cost	6,705,546	6,692,814
Less: Reserve for depr., depl. & amort	(3,287,367)	(3,059,900)
Property, plant & equipment, net	3,418,179	3,632,914
Goodwill	3,086,716	3,097,016
Other intangible assets, net	697,502	691,693
Other noncurrent assets	134,813	106,776
Total assets	$8,227,623	$8,339,536

Liabilities and Equity
Current maturities of long-term debt	$134,762	$5,246
Short-term borrowings	-	285,500
Trade payables and accruals	103,931	102,315
Other current liabilities	165,869	189,171
Liabilities of assets held for sale	-	116
Total current liabilities	404,562	582,348
Long-term debt	2,680,677	2,427,516
Noncurrent deferred income taxes	732,528	843,599
Other noncurrent liabilities	618,239	530,275
Total liabilities	4,436,006	4,383,738
Equity:
Common stock, $1 par value	129,245	128,570
Capital in excess of par value	2,544,740	2,500,886
Retained earnings	1,334,476	1,503,681
Accumulated other comprehensive loss	(216,844)	(177,339)
Total equity	3,791,617	3,955,798
Total liabilities and equity	$8,227,623	$8,339,536

(a)	The December 31, 2010 balance sheet reflects corrections of errors related to current and deferred income taxes, which have a corresponding impact on retained earnings.

Vulcan Materials Company
and Subsidiary Companies

	(Amounts in thousands)
	Twelve Months Ended
Consolidated Statements of Cash Flows	December 31
(Condensed and unaudited)	2011	2010

Operating Activities
Net loss	$(70,778)	$(96,490)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Depreciation, depletion, accretion and amortization	361,719	382,093
Net gain on sale of property, plant & equipment and businesses	(58,808)	(68,095)
Contributions to pension plans	(4,892)	(24,496)
Share-based compensation	18,454	20,637
Deferred tax provision	(93,739)	(51,684)
Cost of debt purchase	19,153	-
Changes in assets and liabilities before initial
effects of business acquisitions and dispositions	(11,906)	19,938
Other, net	9,840	20,803
Net cash provided by operating activities	169,043	202,706

Investing Activities
Purchases of property, plant & equipment	(98,912)	(86,324)
Proceeds from sale of property, plant & equipment	13,675	13,602
Proceeds from sale of businesses, net of transaction costs	74,739	50,954
Payment for businesses acquired, net of acquired cash	(10,531)	(70,534)
Other, net	1,550	3,926
Net cash used for investing activities	(19,479)	(88,376)

Financing Activities
Net short-term borrowings (payments)	(285,500)	48,988
Payment of current maturities and long-term debt	(743,075)	(519,204)
Cost of debt purchase	(19,153)	-
Proceeds from issuance of long-term debt	1,100,000	450,000
Debt issuance costs	(27,426)	(3,058)
Proceeds from settlement of interest rate swap agreements	23,387	-
Proceeds from issuance of common stock	4,936	41,734
Dividends paid	(98,172)	(127,792)
Proceeds from exercise of stock options	3,615	20,502
Other, net	122	(224)
Net cash used for financing activities	(41,266)	(89,054)

Net increase in cash and cash equivalents	108,298	25,276
Cash and cash equivalents at beginning of year	47,541	22,265
Cash and cash equivalents at end of year	$155,839	$47,541

Segment Financial Data and Unit Shipments

	(Amounts in thousands, except per unit data)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2011	2010	2011	2010
Total Revenues
Aggregates segment (a)	$409,251	$397,418	$1,734,005	$1,766,910
Intersegment sales	(30,802)	(34,855)	(142,572)	(154,094)
Net sales	378,449	362,563	1,591,433	1,612,816
Concrete segment (b)	92,862	90,148	374,671	383,175
Intersegment sales	-	-	-	(6)
Net sales	92,862	90,148	374,671	383,169
Asphalt Mix segment	94,530	87,567	398,962	369,876
Intersegment sales	-	-	-	-
Net sales	94,530	87,567	398,962	369,876
Cement segment (c)	19,429	19,024	71,920	80,232
Intersegment sales	(7,081)	(10,471)	(30,077)	(40,177)
Net sales	12,348	8,553	41,843	40,055
Total
Net sales	578,189	548,831	2,406,909	2,405,916
Delivery revenues	36,437	37,412	157,641	152,946
Total revenues	$614,626	$586,243	$2,564,550	$2,558,862

Gross Profit
Aggregates	$79,196	$57,699	$306,203	$320,214
Concrete	(11,041)	(13,232)	(43,368)	(44,968)
Asphalt Mix	5,157	7,580	25,575	29,336
Cement	1,043	(1,298)	(4,541)	(3,856)
Total gross profit	$74,355	$50,749	$283,869	$300,726

Depreciation, depletion, accretion and amortization
Aggregates	$66,293	$70,479	$277,795	$293,040
Concrete	12,221	13,532	51,512	53,596
Asphalt Mix	2,330	2,019	8,207	8,708
Cement	5,381	5,523	18,935	20,883
Corporate and other unallocated	1,823	1,366	5,270	5,866
Total DDA&A	$88,048	$92,919	$361,719	$382,093

Unit Shipments
Aggregates customer tons	32,005	31,051	132,394	136,195
Internal tons (d)	2,564	2,650	10,637	11,398
Aggregates - tons	34,569	33,701	143,031	147,593

Ready-mixed concrete - cubic yards	972	973	3,883	4,138
Asphalt Mix - tons	1,686	1,704	7,208	7,166

Cement customer tons	129	56	380	301
Internal tons (d)	97	143	413	534
Cement - tons	226	199	793	835

Average Unit Sales Price (including internal sales)
Aggregates (freight-adjusted) (e)	$10.07	$9.95	$10.25	$10.13
Ready-mixed concrete	$91.50	$86.95	$92.16	$86.95
Asphalt Mix	$55.29	$50.70	$54.71	$50.58
Cement	$69.21	$76.90	$73.66	$79.27

(a)	Includes crushed stone, sand and gravel, sand, other aggregates, as well as transportation and service revenues associated with the aggregates business.
(b)	Includes ready-mixed concrete, concrete block, precast concrete, as well as building materials purchased for resale.
(c)	Includes cement and calcium products.
(d)	Represents tons shipped primarily to our downstream operations (e.g., asphalt mix and ready-mixed concrete). Sales from internal shipments are eliminated in net sales presented above and in the accompanying Condensed Consolidated Statements of Earnings.
(e)	Freight-adjusted sales price is calculated as total sales dollars (internal and external) less freight to remote distribution sites divided by total sales units (internal and external).

1. Supplemental Cash Flow Information

Supplemental information referable to the Condensed Consolidated Statements of Cash Flows
for the twelve months ended December 31 is summarized below:

	(Amounts in thousands)
	2011	2010
Supplemental Disclosure of Cash Flow Information
Cash paid (refunded) during the period for:
Interest	$205,088	$172,653
Income taxes	(29,874)	(15,745)
Supplemental Schedule of Noncash Investing and Financing Activities
Liabilities assumed in business acquisition	13,912	150
Accrued liabilities for purchases of property, plant & equipment	7,226	8,200
Fair value of noncash assets and liabilities exchanged	25,994	-
Stock issued for pension contribution	-	53,864
Fair value of equity consideration for business acquisition	18,529	-

2.   Reconciliation of Non-GAAP Measures

Generally Accepted Accounting Principles (GAAP) does not define "free cash flow", "Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)", and "cash earnings."  Thus, they should not be considered as an alternative to net cash provided by operating activities or any other liquidity or earnings measure defined by GAAP.  We present these metrics for the convenience of investment professionals who use such metrics in their analysis, and for shareholders who need to understand the metrics we use to assess performance and to monitor our cash and liquidity positions.  The investment community often uses these metrics as indicators of a company's ability to incur and service debt.  We use free cash flow, cash gross profit, EBITDA, cash earnings and other such measures to assess the operating performance of our various business units and the consolidated company.  We do not use these metrics as a measure to allocate resources.  Reconciliations of these metrics to their nearest GAAP measures are presented below:

Free Cash Flow

Free cash flow deducts purchases of property, plant & equipment from net cash provided by operating activities.

Net cash provided by operating activities	$169,043	$202,706
Purchases of property, plant & equipment	(98,912)	(86,324)
Free cash flow	$70,131	$116,382

Reconciliation of Non-GAAP Measures (Continued)

EBITDA and Cash Earnings

EBITDA is an acronym for Earnings Before Interest, Taxes, Depreciation and Amortization.  Cash earnings adjusts EBITDA for net interest expense and current taxes.

	(Amounts in thousands)
	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2011	2010	2011	2010

Reconciliation of Net Cash Provided by Operating Activities to EBITDA and Cash Earnings
Net cash provided by operating activities	$47,317	$74,880	$169,043	$202,706
Changes in operating assets and liabilities before initial
effects of business acquisitions and dispositions	(19,955)	(26,585)	11,906	(19,938)
Other net operating items (providing) using cash	32,822	(2,373)	109,992	102,835
(Earnings) loss on discontinued operations, net of tax	1,921	852	(4,477)	(6,053)
Benefit from income taxes	(30,545)	(28,172)	(78,483)	(89,663)
Interest expense, net	53,346	46,199	217,184	180,740
Less: Depreciation, depletion, accretion and amortization	(88,048)	(92,919)	(361,719)	(382,093)
EBIT	(3,142)	(28,118)	63,446	(11,466)
Plus: Depreciation, depletion, accretion and amortization	88,048	92,919	361,719	382,093
EBITDA	$84,906	$64,801	$425,165	$370,627
Less: Interest expense, net	(53,346)	(46,199)	(217,184)	(180,740)
Current taxes	(4,041)	27,412	(14,318)	37,806
Cash earnings	$27,519	$46,014	$193,663	$227,693

Reconciliation of Net Loss to EBITDA and Cash Earnings
Net loss	$(27,864)	$(46,997)	$(70,778)	$(96,490)
Benefit from income taxes	(30,545)	(28,172)	(78,483)	(89,663)
Interest expense, net	53,346	46,199	217,184	180,740
(Earnings) loss on discontinued operations, net of tax	1,921	852	(4,477)	(6,053)
EBIT	(3,142)	(28,118)	63,446	(11,466)
Plus: Depreciation, depletion, accretion and amortization	88,048	92,919	361,719	382,093
EBITDA	$84,906	$64,801	$425,165	$370,627
Less: Interest expense, net	(53,346)	(46,199)	(217,184)	(180,740)
Current taxes	(4,041)	27,412	(14,318)	37,806
Cash earnings	$27,519	$46,014	$193,663	$227,693

Adjusted EBITDA
EBITDA	$84,906	$64,801	$425,165	$370,627
Less: Restructuring charges and exchange offer evaluation costs	(12,221)	-	(15,198)	-
Adjusted EBITDA	$97,127	$64,801	$440,363	$370,627

EBITDA Bridge	Three Months Ended	Twelve Months Ended
(Amounts in millions)	December 31	December 31
	EBITDA	EBITDA
Continuing Operations - 2010 Actual	$65	$371
Increase / (Decrease) due to:
Recovery (charge) from legal settlement	-	86
Gain on pp&e and divestitures, net	(6)	(12)
Aggregates: Volumes	5	(27)
Selling prices	4	18
Costs and other items	9	(20)
Concrete	1	-
Asphalt Mix	(2)	(4)
Cement	2	(3)
Selling, administrative and general expenses	8	38
Restructing charges	(10)	(13)
Exchange offer evaluation costs	(2)	(2)
All other	11	(7)
Continuing Operations - 2011 Actual	$85	$425